UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206	Page 2 of 13
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,673,029

	8	SHARED VOTING POWER
4,635,783 (1)

	9	SOLE DISPOSITIVE POWER
6,673,029

	10	SHARED DISPOSITIVE POWER
4,635,783 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,308,812 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This amount includes 730,560 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No: 92407M206	Page 3 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,635,783 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,635,783 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,635,783 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 730,560 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No: 92407M206	Page 4 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,511,898 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,511,898 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,511,898 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This amount includes 1,460,288 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No: 92407M206	Page 5 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tino Hans Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,262,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,262,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072  Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No: 92407M206	Page 6 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tanya Eva Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,262,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,262,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072  Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No: 92407M206	Page 7 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,262,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,262,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the Reporting Persons on December 29, 2014, Amendment No. 2, filed by the Reporting Persons on February 11, 2015, Amendment No. 3, filed by the Reporting Persons on March 23, 2015, Amendment No. 4, filed by the Reporting Persons on April 28, 2015, Amendment No. 5, filed by the Reporting Persons on July 21, 2015, and Amendment No. 6, filed by the Reporting Persons on February 17, 2017 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

ii.	Jack W. Schuler Living Trust (the “Living Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iii.	H. George Schuler (“George Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iv.	Tino Hans Schuler Trust (the “Tino Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

v.	Tanya Eva Schuler Trust (the “Tanya Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

vi.	Therese Heidi Schuler Trust (the “Therese Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities.  Mr. Schuler serves as sole trustee to the Living Trust, a living trust established by Mr. Schuler and organized under the laws of the State of Illinois.  In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

SCHEDULE 13D

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of Seascape Partners L.P., a family limited partnership, and the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tino Trust, Tanya Trust, Therese Trust and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tino Trust, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the shares held by Seascape Partners L.P. and the George Schuler Entities.

The Tino Trust, Tanya Trust and Therese Trust are irrevocable family trusts established for the benefit of the named beneficiary, and are organized under the laws of the State of Illinois.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed in Amendment No.1, filed by the Reporting Persons on December 29, 2014, a total of $6,854,812.39 was paid to acquire the Shares and Warrants (as defined in Amendment No. 1) acquired by the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust in connection with the Purchase Agreement (as defined in Amendment No. 1), including $1,951,833.54 for the Shares and Warrants acquired by the Living Trust and $4,902,978.85 for the Shares and Warrants acquired by the George Schuler Entities.  Each of the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, along with other individuals and entities, (collectively, the “Investors”) entered into the Purchase Agreement (as defined in Amendment No. 1) with the Issuer on December 19, 2014.  Pursuant to the terms of the Purchase Agreement, on December 23, 2014, the date of the closing, the Issuer sold an aggregate of 6,944,445 Shares to the Investors for the price of $1.44 per share, including 1,288,339 Shares to the Living Trust, 952,838 Shares to each of the Tino Trust, Tanya Trust and Therese Trust, and 188,888 Shares to each of the Continuation Trust and Grandchildren LLC.

In addition, pursuant to the terms of the Purchase Agreement, upon closing on December 23, 2014, the Issuer sold Warrants (as defined in Amendment No.1) to purchase an aggregate of 4,166,659 Shares to the Investors for the price of $0.125 per Warrant, including Warrants to purchase 773,003 Shares to the Living Trust, Warrants to purchase 571,702 Shares to each of the Tino Trust, Tanya Trust and Therese Trust, and Warrants to purchase 113,332 Shares to each of the Continuation Trust and Grandchildren LLC.  The Warrants have an exercise price of $2.00 per Warrant Share, became exercisable on June 23, 2015, and expire on December 23, 2017.  The funds used to acquire the Shares and Warrants were personal funds of Mr. Schuler that had been entrusted to the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust.

SCHEDULE 13D

On August 25, 2017, each of the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust entered into an Agreement to Reprice and Exercise Warrants (the “Letter Agreement”) with the Issuer, pursuant to which the exercise price of the Warrants (as defined in Amendment No. 1) was reduced to $1.00 per Warrant Share if such Warrants were exercised on or before August 31, 2017.  Pursuant to the Letter Agreements, on August 31, 2017, each of the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust exercised the Warrants to acquire an aggregate of 2,714,773 Shares at an exercise price of $1.00 per Warrant Share, for an aggregate price of $2,714,773.  The Warrants were exercised as follows: the Living Trust exercised 773,003 Warrants to purchase 773,000 Shares, each of the Tino Trust, Tanya Trust and Therese Trust exercised 571,702 Warrants to purchase 571,702 Shares, and each of the Continuation Trust and Grandchildren LLC exercised 113,332 Warrants to purchase 113,332 Shares.  The funds used to acquire the Shares and Warrants were personal funds of Mr. Schuler that had been entrusted to the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 7 is incorporated herein by reference.

The description and summary of the Purchase Agreement, the Warrants, and Letter Agreement set forth above in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, form of Warrant, and Letter Agreement, which are included as Exhibit 18, Exhibit 19, and Exhibit 20, respectively, to this Amendment No. 7 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 11,308,812 Shares, representing approximately 19.0% of the Shares outstanding.  This amount consists of (A) 6,673,029 Shares held directly by Mr. Schuler, and (B) 3,905,223 Shares and Warrants to acquire 730,560 Shares held by the Living Trust.  As of the date hereof, the Living Trust may be deemed beneficially own, in the aggregate, 4,635,783 Shares, representing approximately 7.8% of the Shares outstanding.  This amount consists of 3,905,223 Shares and Warrants to acquire 730,560 Shares.  These percentages of Shares outstanding are based on a total of approximately 59,609,415 Shares outstanding, which is the sum of: (1) the 56,164,082 Shares outstanding as of July 31, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed on August 11, 2017; (2) the 2,714,773 Warrant Shares exercised by the Living Trust and the George Schuler Entities pursuant to the Letter Agreements; and (3) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 730,560 Shares issuable upon exercise of the Warrants held by the Living Trust.

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust.

As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate 11,511,898, representing approximately 19.1% of the Shares outstanding.  This amount consists of (A) 2,897,021 Shares and Warrants to acquire 365,072 Shares held by the Tino Trust; (B) 2,897,021 Shares and Warrants to acquire 365,072 Shares held by the Tanya Trust; (C) 2,897,021 Shares and Warrants to acquire 365,072 Shares held by the Therese Trust; (D) 840,003 Shares and Warrants to acquire 365,072 Shares held by the Continuation Trust; (E) 353,240 Shares held by the Grandchildren LLC; (F) 26,000 Shares held by Gayle Schuler; and (G) 141,304 Shares held by Seascape Partners L.P.  The percent of Shares outstanding is based on a total of approximately 60,339,143 Shares outstanding, which is the sum of:  (1) the 56,164,082 Shares outstanding as of July 31, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed on August 11, 2017; (2) the 2,714,773 Warrant Shares exercised by the Living Trust and the George Schuler Entities pursuant to the Letter Agreements; and (3) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the aggregate of 1,460,288 Shares issuable upon exercise of the Warrants held by the George Schuler Entities.

SCHEDULE 13D

As of the date hereof, each of the Tino Trust, Tanya Trust and Therese Trust may be deemed to beneficially own, in the aggregate, 3,262,093 Shares, representing approximately 5.5% of the Shares outstanding.  This amount consists of 2,897,021 Shares and Warrants to acquire 365,072 Shares.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

(c) Other than the purchases in the Offering as described in Item 3 and Item 4 of this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 3 and Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit 17:  Joint Filing Agreement
Exhibit 18:  Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 24, 2014)

Exhibit 19:  Form of Warrant (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 18 to this Schedule 13D)
Exhibit 20:  Form of Letter Agreement, by and between the Issuer and certain investors (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2017)

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

H. George Schuler
/s/ H. George Schuler

Tino Hans Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Tanya Eva Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

September 5, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

EXHIBIT 14

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Vermillion, Inc. dated as of September 5, 2017 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

H. George Schuler
/s/ H. George Schuler

Tino Hans Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Tanya Eva Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

September 5, 2017